

June 16, 2014

Via E-mail
Mr. Thomas Paulson
Senior Vice President and Chief Financial Officer
Tennant Company
701 North Lilac Drive
P.O. Box 1452
Minneapolis, MN 55440

> **Re:** **Tennant Company**
> **Form 10-K**
> **Filed February 28, 2014**
> **File No. 1-16191**

Dear Mr. Paulson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Management's Discussion and Analysis, page 10

Consolidated Financial Results, page 11

1. You state herein and in the Overview on page 10 that the net increase of 1.8% of sales was attributable, in part, to "high demand for newly introduced products," and we note a similar explanation for the organic sales increase of 10.5% for the first quarter of 2014 compared to the year-ago period from page 16 in the March 31, 2014 Form 10-Q. It does not appear you have quantified the impact of new products on net sales and/or operating profit. Given the level of granularity provided in your earnings calls regarding innovative products and technologies, please revise future filings, beginning with your June 30, 2014

Form 10-Q, to quantify the impact of new product introductions on your results of operations. In this regard, for example, we note the opening remarks from your CEO in the fourth quarter of 2013 earnings call transcript, including that: i) "innovative products and technologies are a significant driver of Tennant's revenues"; ii) in 2013, you launched 20 new products, you plan to launch 16 more in 2014 and you are "on track to roll out more than 63 additional new industrial and commercial products by 2016"; and iii) sales of new products in late 2012 and 2013 rose steadily from 2% of total equipment sales in the first quarter of 2013 to 8% in the fourth quarter of 2013. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Operating Expenses, page 12

2. We note the impact that the restructuring actions taken in 2013 had on operating profit, operating profit margin and S&A expense. Given that the charge in the first quarter was 29% of net earnings for the three months ended March 31, 2013, the charge in the fourth quarter was 15% of net earnings for the three months ended December 31, 2013, and that the aggregate $3.0 million was material to 2013 net earnings, please tell us and revise future filings to provide the following disclosures:
   - The facts and circumstances and/or reason(s) for each charge;
   - The operating segments and product lines affected for each charge;
   - Whether you expect to recognize further costs/charges related to these actions in 2014 and beyond;
   - The estimated savings you expect to realize from such actions, and when; and
   - Whether any of the businesses impacted by the restructurings carry significant goodwill balances.
   Refer to Sections 501.02 and 501.12.b.4 of the FRC.

9. Other Current Liabilities, page 32

3. Given your disclosure on page 25 that warranty terms range from one to four years, please tell us why the balance of the warranty reserve is consistently less than the amount of annual claims paid. Also please revise future filings to include in your rollforward the aggregate changes in the liability for accruals related to preexisting warranties, including adjustments related to changes in estimates pursuant to ASC 460-10-50-8c.4.

Form 10-Q for the period ended March 31, 2014

Management's Discussion and Analysis, page 15

Historical Results, page 16

4. We note the CFO's prepared remarks from the earnings call transcript for the first quarter of 2014 that you have announced selling price increases in most of your geographies with an effective date of March 1st. Please explain to us how your disclosure herein clearly

addresses the impact of such announcement. Refer to Item 303(a)(3)(ii) of Regulation S-K.

5. You state on page 17 that gross margin decreased 130 basis points in the first quarter primarily due to "the mix of products sold, and also the selling channel mix, with strong sales through distribution and sales to strategic accounts." We note that gross margin has sequentially decreased over the four quarters ending March 31, 2014. Given the foregoing and the significant interest from your analysts, please revise future filings to expand your discussion on gross margin to provide enhanced qualitative and quantitative commentary on the factors that are driving the changes in this measure. For example, regarding "the mix of products sold," discussion relating to specific raw materials and specific product lines may be necessary in order to adequately describe material trends and uncertainties and to clarify the sensitivity of your operating results to changes in these markets. We also note from the earnings call transcripts your explanation that both distribution and strategic accounts tend to have modestly lower gross margins. Refer to Instruction 4 of Item 303(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief